AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600

AMENDED

June 3, 2003

NEWS RELEASE

The Company is pleased to announce that a Private Placement of 1,000,000 units at $0.42 per unit will be conducted. Each unit will consist of one share and a two year share purchase warrant entitling the investor to purchase an additional share at a price of $0.50.

Included in this placement will be 500,000 flow-through units which will be used to conduct an exploration program on the Company’s mineral claims in located in Bralorne, BC. The balance of the Placement will be used for general working capital purposes.

The Company will pay up to 10% in finder fees in connection with this Placement.

The placement is subject to TSX Venture Exchange acceptance.

On Behalf of the Board;

“Louis Wolfin”
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.